SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)


                         Whistler Investments, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                      (Title of Class of Securities)

                                  963361 20 9
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                                (CUSIP Number)

                                Michael Paige
                          Jackson & Campbell, P.C.
                           1120 20th Street, N.W.
                           Washington, D.C. 20036
                                 202-457-1600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               April 16, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   -----------------
                                   Page 1 of 5 pages
                                   -----------------

---------------------              -----------------
CUSIP No. 963361 20 9     13D      Page 2 of 5 Pages
--------------------               -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Salim S. Rana Investments Corp.
                    88-0381901
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)  [_]
                    (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                    AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

                    [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION


                    Nevada

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   NUMBER OF     7    SOLE VOTING POWER
                    3,896,265  shares  of  common stock of Whistler Investments,
      SHARES        Inc. owned directly as of November 21, 2003. As at April 16,
                    2002, 4,000,000 shares (post July 8, 2003, 10-for-1  reverse split) were owned directly.
BENEFICIALLY   -----------------------------------------------------------------
               8    SHARED VOTING POWER
   OWNED BY
                    NA
        EACH   -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
   REPORTING        3,896,265  shares  of  common stock of Whistler Investments,
                    Inc. owned directly as of November 21, 2003. As at April 16,
      PERSON        2002, 4,000,000 shares (post-split) were owned directly.
               -----------------------------------------------------------------
        WITH   10   SHARED DISPOSITIVE POWER
                    NA
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,896,265 shares of common stock of Whistler Investments, Inc. owned directly as of November 21, 2003. As at April 16, 2002, 4,000,000 shares (post-split) were owned directly.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    74.68% as of November 21, 2003; 82.56% as of April 16, 2002.

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


                    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                       -----------------
CUSIP No. 963361 20 9         13D           Page 3 of 5 Pages
---------------------                       -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Salim S. Rana

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)  [_]
                    (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                    PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                    [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
   NUMBER OF        As of November 21, 2003, 3,896,265 shares of common stock of
                    Whistler Investments, Inc. owned indirectly through Salim S.
      SHARES        Rana Investment Corp., which owns the shares directly. As at
                    April 16, 2002, 4,000,000 shares (post-split) were so
                    indirectly owned.
BENEFICIALLY   -----------------------------------------------------------------
               8    SHARED VOTING POWER
    OWNED BY        NA
               -----------------------------------------------------------------
        EACH   9    SOLE DISPOSITIVE POWER
                    As of November 21, 2003, 3,896,265 shares of common stock of
   REPORTING        Whistler Investments, Inc. owned indirectly through Salim S.
                    Rana Investment Corp., which owns the shares directly. As at
      PERSON        April 16, 2002, 4,000,000 share (spost-split) were so
                    indirectly owned.
               -----------------------------------------------------------------
        WITH   10   SHARED DISPOSITIVE POWER
                    NA
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    As of November 21, 2003, 3,896,265 shares of common stock of Whistler Investments, Inc. owned indirectly through Salim S. Rana Investment Corp., which owns the shares directly. As at April 16, 2002, 4,000,000 shares (post-split) were so indirectly owned.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    74.68% as of November 21, 2003; 82.56% as of April 16, 2002.

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


                    IN
--------------------------------------------------------------------------------
             *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                       -----------------
CUSIP No.   963361 20 9         13D          Page 4 of 5 Pages
----------------------                       -----------------

Item 1.  Security and Issuer.
------   --------------------
Common Stock, par value $.001 per share, of Whistler Investments, Inc., .

Item 2.  Identity and Background.
------   ------------------------
     (a)          Salim S. Rana Investments Corp.

                  Salim S. Rana

     (b)          Salim S. Rana Investments Corp.
                  c/o Whistler Investments, Inc.
                  5001 East Bonanza, Suite 144-145
                  Las Vegas, NV 89110

                  Salim S. Rana
                  c/o Whistler Investments, Inc.
                  5001 East Bonanza, Suite 144-145
                  Las Vegas, NV 89110


     (c) Salim S. Rana Investments Corp.'s principal business is investments.

                  Salim S. Rana's principal occupation is investments.

     (d)          NA

     (e)          NA

     (f)          Salim S. Rana Investments Corp. is a Nevada corporation.

                  Salim S. Rana is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
------   --------------------------------------------------
                 40,000,000 shares of Whistler Investments, Inc. (before the 10-for-1 reverse split effective July 8, 2003) were acquired by Salim S. Rana Investments Corp. on April 16, 2002, in connection with the purchase by Whistler Investments, Inc. of the Azra Shopping Center property located in Las Vegas, Nevada. The shopping center property was purchased for an aggregate of 40,000,000 shares of common stock of Whistler Investments, Inc (pre-split), a promissory note of Whistler Investments in the principal amount of $600,000, and assumption of a first mortgage in the amount of $3,150,000.

Item 4.  Purpose of Transaction.
------   -----------------------
                  The purpose of the transactions by Salim S. Rana Investments Corp. was to make investments in Whistler Investments, Inc.

        (a)       NA

        (b)       NA

        (c)       NA

        (d)       NA

        (e)       NA

        (f)       NA

        (g)       NA

        (h)       NA

        (i)       NA

        (j)       NA

----------------------                       -----------------
CUSIP No.   963361 20 9         13D          Page 5 of 5 Pages
----------------------                       -----------------

Item 5.  Interest in Securities of the Issuer.
------   -------------------------------------
        (a) As of November 21, 2003, 3,896,265 shares of common stock of Whistler Investments, Inc. are owned directly by Salim S. Rana Investments Corp. and indirectly by Salim S. Rana, who owns all of the outstanding shares of Salim S.Rana Investment Corp. As of April 16, 2002, 4,000,000 post-split shares of Common Stock were so owned.

        (b) Salim S. Rana Investments Corp., and Salim S. Rana through Salim S. Rana Investments Corp., have sole power to vote and dispose of 3,896,265 shares of Whistler Investments, Inc. common stock.

        (c) The following transaction in the shares of common stock of Whistler Investments, Inc. were effected by Salim S. Rana Investments Corp. in the past sixty days:

                                              Acquired (A)   Shares Owned after
                     Date       No. shares    Disposed (D)   Transaction
                   9/16/03            2,500        D              3,911,750
                   9/17/03            3,300        D              3,908,450
                   9/19/03            6,300        D              3,902,150
                   9/22/03            6,400        D              3,895,750
                   9/26/03              300        A              3,896,050
                   9/30/03              300        A              3,896,350
                   11/4/03               85        D              3,896,265


        (d)       NA

        (e)       NA

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   to Securities of the Issuer.
         -----------------------------------------------------------------------
                  NA

Item 7.  Material to be Filed as Exhibits.
------   ---------------------------------
                  NA

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 November 25, 2003
                                                 -----------------
                                                 (Date)


                                                 /s/ Salim S. Rana
                                                 -----------------------
                                                 (Signature)


                                                 SALIM S. RANA INVESTMENTS CORP.


                                                 By:  /s/ Salim S. Rana
                                                 ------------------------
                                                 Salim S. Rana, President



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).